UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

_______________________________________________________

ENERGEN CORPORATION
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29265N108
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018
(Date of Event Which Requires Filing of this Statement)

_______________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,710,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,710,474*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,710,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): PN, IA

*	See Item 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,710,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,710,474*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,710,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): IN, HC

*	See Item 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: VINCENT J. INTRIERI
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,500
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%
14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 10 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds or Other Consideration

Corvex used the working capital of the Corvex Funds to purchase the 9,710,474 Shares reported herein. The total purchase price for the Shares reported as beneficially owned by the Corvex Persons was approximately $516,406,199.

The Shares purchased by Mr. Intrieri were purchased with the personal funds of Mr. Intrieri through an entity wholly owned by Mr. Intrieri (and may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 10,500 Shares beneficially owned by Mr. Intrieri was approximately $495,205.

Corvex may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 9,710,474 Shares, which represent approximately 9.9% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. Corvex and Mr. Meister may be deemed to have sole power to vote and sole power to dispose of 9,710,474 Shares.

The percentage calculated in the immediately foregoing paragraph and below is calculated based on a total of 97,201,944 Shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2017.

On February 9, 2018, Corvex on behalf of the Corvex Funds exercised the over-the-counter market American-style call options with an expiration date of January 31, 2019, referencing an aggregate of 1,456,048 Shares at an exercise price of $40 per Share (which resulted in the termination of corresponding over-the-counter market European-style put options referencing 1,456,048 Shares at an exercise price of $40 previously sold by Corvex on behalf of the Corvex Funds).

Mr. Intrieri beneficially owns 10,500 Shares, representing less than 0.1% of the Issuer’s Shares. Mr. Intrieri may be deemed to have sole power to vote and sole power to dispose of 10,500 Shares.

The Corvex Persons and Mr. Intrieri have determined to file this Schedule 13D jointly to report that Mr. Intrieri has agreed to serve as one of the Corvex Nominees. There is no agreement between the Corvex Persons and Mr. Intrieri with respect to the voting, nor any restriction on the acquisition or disposition, of Shares of the Issuer held by such persons. The filing of this statement should not be construed to be an admission that the Corvex Persons, on the one hand, and Mr. Intrieri on the other hand, are members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: February 13, 2018	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

Date: February 13, 2018	VINCENT J. INTRIERI

	By	/s/ Vincent J. Intrieri
Vincent J. Intrieri